NEWS RELEASE

AMEX / TSX: RLO

“FEBRUARY 22 - 2006”	NR:06-02

REGALITO RECEIVES EXCELLENT FINAL RESULTS

FROM ITS METALLURGICAL TESTING PROGRAM

Vancouver, British Columbia – Regalito Copper Corp is pleased to announce that it has received excellent final results from the Regalito MET II, tall column metallurgical test program recently completed at SGS Lakefield’s laboratory in Santiago, Chile.  The final results show that test material from the oxide and secondary sulphide zones averaged recoveries of 84% total copper (CuT)(1) and 89% recoverable copper (CuR)(2) and sulphuric acid consumption of 5.1kg of acid per tonne of ore over a test period of 210 to 240 days.

David Strang, President, “We are extremely pleased with the results of the tall column program.  These results show that the leach kinetics, copper recoveries and acid consumption of the Regalito ore material is in line with or better than those found at comparable large scale copper leaching operations.”

The tall column leach program tested material collected from 8 large diameter core holes that were drilled across the deposit.  The column testing was split between 11 column tests that evaluated the leach characteristics of the oxide and secondary sulphide mineral zones and 8 column tests that evaluated sensitivities to variations in operating conditions such as crush size, column height and irrigation rates including one column that evaluated the leaching characteristics of the primary sulphide mineralization.  The following table summarizes the results for the 11 column tests that evaluated the leachable ore material.

Zone	number of columns	Cu “total” recovery,(1)%	Cu “recoverable” Recovery,(2)%	Acid Consumption,(3)kg/t
Overall	11	84	89	5.1
Oxide	2	93	95	-1.2
Mixed (Oxide + Secondary Sulphides)	2	88	94	6.8
Secondary Sulphides	7	81	87	6.4

(1)

“total” recovery is measured against the total amount of copper in the sample.

(2)

“recoverable” recovery is measured against the leachable amount of copper in the sample.

(3)

Negative acid consumption refers to acid generation.

The 11 columns were loaded with minus ½ inch crushed material and leached in a closed circuit with a solvent extraction unit for a period of 210 – 240 days with bacterial inoculation occurring between 14 and 30 days after the beginning of the leach cycle.  Each column was 6 meters high by 0.3 meters in diameter and a 19oC constant temperature was maintained throughout the testing.  The head grade of the 11 columns varied between 0.33 and 0.80% copper.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041

The typical copper leaching operation achieves 75-80% copper “total” recovery from oxide material in approximately 50-100 days and 70-80% “total” copper recovery from sulphide material in 250-600 days.  In addition, leaching operations typically consume approximately 10 kg of acid/ton of ore1.

The Regalito property represents the largest undeveloped leachable copper deposit globally, and the second largest reported copper discovery in Chile since 1996.  The Company continues to evaluate strategic alternatives with its advisors, Bear Stearns and AssetChile, including the potential sale of the company and/or the Regalito project.

Mr. Roger Kelley, B.Sc. (Chem.Eng), a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the content of this news release.

2REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1 “Copper Hydrometallurgy – Current Status, Preliminary Economics, Future Economics and Positioning versus Smelting,” John Peacey et al, Hatch Associates Ltd.

2

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041